Industry Canada	Industrie Canada

Certificate of Amalgamation	Certificat de fusion

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

TEMBEC INDUSTRIES INC.	426450-9

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named
corporation resulted from an amalgamation,
under section 185 of the Canada Business
Corporation Act, of the corporations set out in
the attached articles of amalgamation.	Je certifie que la société susmentionnée est
issue d'une fusion, en vertu de l'article 185 de
la Loi canadienne sur les sociétés par actions,
des sociétés dont les dénominations
apparaissent dans les statuts de fusion
ci-joints.

September 26, 2004 / le 26 septembre 2004
Director - Directeur	Date of Amalgation - Date de fusion

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 9 ARTICLES OF AMALGAMATION (SECTION 185)	FORMULAIRE 9 SATUTS DE FUSION (ARTICLE 185)

1	--	Name of the Amalgamated Corporation	Dénomination sociale de la société issue de la fusion
TEMBEC INDUSTRIES INC.

2	--	The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se situera le siège social province of Quebec

3	--	The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d'actions que la société est autorisée à émettre
The attached Appendix I is incorporated into this form

4	--	Restrictions, If any, on share transfers	Restrictions sur le transfert des actions, s'il y a lieu
The attached Appendix II is incorporated into this form

5	--	Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d'administrateurs
Minimum: 1 Maximum: 15

6	--	Restrictions, If any, on business the corporation may carry on	Limites imposées à l'activité commerciale de la société, s'il y a lieu
N/A

7	--	Other provisions, If any	Autres dispositions, s'il y a lieu
The attached Appendix III is incorporated into this form

8	--	The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:	La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après
183
184(1)
184(2)

FOR DEPARTMENTAL USE ONLY : 1C 3190 (2003/06) À L'USAGE DU MINISTÈRE SEULEMENT
OCT 22 2004

IC 3190 (2003/06)

Appendix I

The share capital of the corporation consists of (i) an unlimited number of Class A shares, (ii) an unlimited number of Class B shares issuable in series, (iii) 20,000 Series 1, Class B shares, (iv) an unlimited number of Series 2, Class B shares, (v) 1,875,000 Series 3, Class B shares, (vi) 9,103,710 Series 4, Class B shares, (vii) an unlimited number of Class C shares, (viii) an unlimited number of Class D shares and (ix) an unlimited number of Class E shares, all without par value, to which the following rights, privileges, restrictions and conditions attach:

Class A shares

1.	The Class A shares shall have the following rights, privileges, restrictions and conditions:

1.1	Payment of Dividends: The holders of the Class A shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Class A shares, the board of directors may in its sole discretion declare dividends on the Class A shares to the exclusion of any other class of shares of the Corporation.

1.2	Participation upon Liquidation, Dissolution or Winding-up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Class A shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

1.3	Voting Rights: The holders of the Class A shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to 1 vote in respect of each Class A share held at all such meetings.

Class B shares

1.	The Class B shares shall have the following rights, privileges, restrictions and conditions:

1.1	The Class B shares may be issued in series and the board of directors of the Corporation may, from time to time, determine the amount and designation, the rights, privileges (including the privileges of conversion and exchange), restrictions and conditions attached to the Class B shares of each series subject to the restrictions, if any, provided in the articles of the Corporation;

1.2	Holders of any series of Class B shares shall be entitled to receive, preferentially to holders of Class A shares, Class C shares, Class D shares and Class E shares and holders of any other class of shares ranking after the Class B shares, when and as declared by the board of directors of the Corporation, dividends in the amount specified or determined in accordance with the rights, privileges, restrictions and conditions attached to the particular series of which the Class B shares are part;

1.3	In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of its property or assets, the holders of Class B shares shall be entitled to receive, prior to any amount being paid or any assets being distributed to holders of Class A shares, Class C shares, Class D shares and Class E shares and holders of any other class ranking after the Class B shares, in respect of the shares of each of the series of Class B shares, any amount stipulated in the articles of the Corporation as being payable pursuant to such liquidation, dissolution or winding up of the Corporation as reimbursement of the issued and paid-up share capital, premiums and any accrued and unpaid dividends, including cumulative dividends, declared or not;

1.4	Unless as otherwise expressly provided for in the articles of the Corporation, as regards any series of Class B shares, the holders of Class B shares shall not, as such, have any right to receive notice of, attend, or vote at any meeting of the shareholders; however, notwithstanding the foregoing, during any shareholders meeting where holders of Class B shares must or may, according to law, vote separately as a class or series, each holder of Class B shares of any series shall be entitled to one vote per Class B share held; and

1.5	Except as otherwise provided for in the articles of the Corporation, any shareholders meeting at which holders of Class B shares must or may, according to law, vote separately as a class or series, shall be called or conducted in accordance with the by-laws of the Corporation; however, no amendment or abrogation of the provisions of such by-laws after the date of the first issuance of Class B shares shall apply to the calling of and conduct of Class B shareholders meeting voting separately as a category or series, unless such amendment or abrogation, be approved by ordinary resolution of the holders of Class B shares voting separately as a class.

Series 1, Class B shares

1.	The 20,000 Series 1, Class B shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class B shares as a class, carry the following rights, privileges, restrictions and conditions:

1.1	Other than cases provided for in the Canada Business Corporations Act (the "Act") the holders of Series 1, Class B shares shall not be entitled to receive any notice of or attend any meeting of shareholders and shall not be entitled to vote at any such meeting;

1.2	Subject to article 1.3 hereof, any holder of Series 1, Class B shares may require that the Corporation, commencing on December 1, 2003, redeem such shares, in whole or in part, within a delay of thirty days following the receipt of a request to that effect. The price of each share is the amount paid for a Series 1, Class B shares at the time of its issue, plus the amount of any declared and unpaid dividend thereon;

Subject the solvency requirements set out in the Act or as soon as they may be complied with, the Corporation shall pay the agreed price to the holder who presents himself at its head office or who delivers his Series 1, Class B shares certificates duly endorsed at the proper time. If any holder requests only a partial redemption, the Corporation shall then issue, without costs, a new certificate representing the remainder of shares held by the holder;

Upon the purchase and payment of shares, the Corporation shall reduce its share capital as provided by the Act;

1.3	Any holder of Series 1, Class B shares may require the Corporation, in any one of the following events, to redeem such shares, in whole or in part, within a delay of thirty days following the receipt of a request to that effect:

(a) if, at any time, more than 50% of Tembec Inc.'s ("Tembec") outstanding voting shares or more than half of the assets of Tembec are held by a business or businesses acting in concert under the terms of a written agreement, by a person or persons acting in concert under the terms of a written agreement or by another legal entity or legal entities acting in concert under the terms of a written agreement and which does not or do not have its or their head offices in the Province of Québec or does not or do not reside therein;

(b) if the participation of Tembec in Temboard and Corporation, Limited Partnership represents less than 50% of the issued and outstanding units or if the number of voting and participating shares held by Tembec in Entreprises Temboard Inc. represents less than 50% of the issued and outstanding voting shares of Entreprises Temboard Inc.;

The price of each share is the amount paid for a Series 1, Class A shares at the time of its issue, plus the amount of any declared and unpaid dividend thereon;

Subject to solvency requirements set out in the Act or as soon as they may be complied with, the Corporation shall pay the agreed price to the holder who presents himself at its head office or who delivers his Series 1, Class B shares certificates duly endorsed at the proper time. If any holder request only a partial redemption, the Corporation shall then issue, without costs, a new certificate representing the remainder of shares held by the holder;

Upon the purchase and payment of shares, the Corporation shall reduce its share capital as provided by the Act;

1.4	The Corporation may, upon written notice given to each of the holders of Series 1 Class B shares at the address specified in the books of the Corporation and sent at least 15 days prior to the date of redemption specified in such notice, redeem at any time, redeem all or part of the Series 1, Class B shares then outstanding by paying in respect of each such share an amount equal to the paid-up capital of a Series 1, Class B share at the time of its issue, plus the amount of any declared and unpaid dividend thereon. As of the date specified in such notice, each of the said shares called for redemption will be deemed to have been redeemed and canceled and the holders of shares so called for redemption will not be entitled to any right with respect thereof, other than the right to be paid as set out in this paragraph shall have no other right in respect thereof other than to be paid in accordance with this section;

1.5	The Series 1, Class B shares confer to their holder the right to receive, commencing December 31, 2003, when it is declared, an annual fixed preferential non cumulative dividend of 7% of the amount paid to Tembec for a Series 1, Class B shares at the time of its issue, payable on the date or dates determined by the board of directors. The board of directors has no obligation to declare in whole the above-mentioned dividend and may declare only a part of it. The right to a total or partial dividend shall be extinguished if not declared within four months following the end of each fiscal year of the Corporation. Ho dividend other than the above-mentioned dividend shall be paid to holders of Series 1, Class B shares; and

1.6	Upon winding-up, dissolution or distribution of assets of the Corporation, the holders of Series 1, Class B shares shall be entitled to receive with respect to their shares, before any amount is paid or any assets distributed to holders of Class A shares, Class C shares, Class D shares, Class E shares and holders of shares of any other class, an amount equal to the paid-up capital on Series 1, Class B shares at the time of their issue plus, if any, the amount of any declared and unpaid dividend thereon. After the above-mentioned payment, the holders of Series 1, Class B shares shall have no further right to participate in the distribution of the assets of the Corporation.

Series 2, Class B shares

1.	The Series 2, Class B shares, in addition to the rights, privileges, restrictions and conditions attaching to the Class B shares as a class, shall carry the following rights, privileges, restrictions and conditions:

1.1	Other than the cases provided for by the Act, the holders of Series 2, Class B shares, shall not have any right to be notified of, attend or vote at shareholders' meetings;

1.2	Subject to section 1.3 hereof, a holder of Series 2, Class B shares may require the Corporation, commencing on June 26, 2011, to redeem such shares, in whole or in part, within a delay of thirty days from the receipt of a request to that effect. The price of each share shall be equal to the amount paid on a Series 2, Class B shares at the time of its issue, to which shall be added the amount of any unpaid dividend which has been declared;

Subject to the solvency requirements provided by the Act, or as soon as they may be complied with, the Corporation must pay the agreed price to the holder who presents himself at its head office or who delivers his Class B share, Series 2 certificates duly endorsed at the proper time. If the holder requests a partial redemption, the Corporation shall then issue, at no cost, a new certificate representing the balance of shares which the holder retains;

Upon the purchase and payment of the shares, the Corporation shall reduce its share capital as provided by the Act.

1.3	A holder of Series 2, Class B shares may require the Corporation, in any one of the following events, to redeem such shares, in whole or in part, within a delay of thirty days following the receipt of a request to that effect, if, at any time, more than 50% of the outstanding voting shares of Tembec or more than half of the assets of Tembec are held by a business or businesses acting in concert under the terms of a written agreement, by a person or persons acting in concert under the terms of a written agreement, or by another legal entity or legal entities acting in concert under the terms of a written agreement and which does not or do not have its or their head offices in the province of Quebec or does not or do not reside therein;

The price of each share shall be equal to the amount paid for a Series 2, Class B shares at the time of its issue, to which shall be added the amount of any unpaid dividend which has been declared;

Subject to the solvency requirements provided by the Act, or as soon as they may be complied with, the Corporation must pay the agreed price to the holder who presents himself at its head office or who delivers his Series 2, Class B share certificates duly endorsed at the proper time. If the holder requests a partial redemption, the Corporation shall then issue, at no cost, a new certificate representing the balance of shares which the holder retains;

Upon the purchase and payment of the shares, the Corporation shall reduce its share capital as provided by the Act;

1.4	The Corporation may, upon written notice given to each of the holders of shares of this series at the address specified in the books of the Corporation and sent at least fifteen (15) days prior to the date of redemption specified in such notice, at any time redeem all or part of the shares of such series then outstanding by paying, in respect of each such share, an amount equal to the paid-up capital on each Series 2, Class B share, plus any unpaid dividend which has been declared. Commencing on the date specified in such notice, each of the said shares shall be deemed to have been redeemed and cancelled and the holders of such shares shall have no right in respect thereof other than to be paid in accordance with this section;

1.5	The Series 2, Class B shares confer to their holder the right to receive, when it is declared, an annual preferential non-cumulative dividend-determined by multiplying:

	1.5.1	the fraction obtained by dividing:

		1.5.1.1		the amount of the cash dividend declared by the board of directors of Tembec as being payable on the Class A shares of Tembec ("Tbc.A shares");

by;

		1.5.1.2		the number obtained by multiplying;

			1.5.1.2.1	the number of Tbc.A shares issued and outstanding as at the date of declaration of the dividend;

by;

			1.5.1.2.2	the price at the closing of the Montreal exchange, obtained for the sale of a Tbc.A share as at the date indicated in section 1.5.1.2.1 by;

	1.5.2	the paid-up capital for all the Series 2, Class B shares of Tembec payable at the date or the dates determined by the board of directors. No dividend other than the aforementioned shall be paid to the holders of shares; and

1.6
In the event of winding-up, dissolution or the distribution of assets of the Corporation, the holders of Series 2, Class B shares shall have the right to receive for their shares, an amount equal to the capital paid on such shares, to which shall be added, as the case may be, the amount of any unpaid dividend which has been declared. Upon payment of the aforementioned sum, the holders of Series 2, Class B shares shall have no further right to participate in the distribution of the assets of the Corporation.

Series 3, Class B shares

1.	The Series 3, Class B shares shall, in addition to the rights, privileges, restrictions and conditions attaching to the Class B shares as a class, carry the following rights, privileges, restrictions and conditions:

1.1	Issue price

The issue price of the Series 3, Class B shares shall be $16 per share.

1.2	Voting rights

Other than the cases provided for by the Act, the holders of shares of this series shall not have any right to be notified of, attend or vote at shareholders' meeting.

1.3	Dividends

	1.3.1	The holders of record of the shares of this series shall be entitled to receive, when and as declared by the Board of Directors, fixed non-cumulative preferential, monthly dividends at the rate of 0.5% of the amount paid thereon per share per month and no more. If said dividends or any part thereof are not declared in any month on the said Series 3, Class B shares then the rights of the holders thereof to such dividends or to the part of such dividend not declared for such month shall be forever extinguished.

	1.3.2	Each dividend on the Series 3, Class B shares shall be paid to the registered holders appearing on the books of the Corporation at the close of business on such day (which shall not be more than 10 days preceding the day fixed for payment of such dividend) as may be determined from time to time by the board of directors.

	1.3.3	Cheques of the Corporation payable at par at any branch of the Corporation's bankers in Canada shall be issued in respect of such dividends (less any taxes required to be deducted) and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby unless the cheque be not paid on presentation thereof.

1.4	Redemption

1.4.1	The Corporation may redeem in the manner hereinafter provided, at any time during the period beginning on the date of their issue and ending on the fifth anniversary of their issue, all or, from time to time, any part of the outstanding Series 3, Class B shares on payment to the holders thereof, for each such share to be redeemed, of the amount paid thereon together with all dividends declared thereon and unpaid.

1.4.2	The Corporation may redeem in the manner hereinafter provided, at any time during the period beginning on the day following the fifth anniversary of their issue and ending on September 30, 2003 all or, from time to time, any part of the outstanding Series 3, Class B shares on payment to the holders thereof, for each such share to be redeemed, of an amount equal to the greater of (i) the amount paid thereon and (ii) the Current Value (as defined hereinafter) on the date of redemption, together, in each case, with all dividends declared thereon and unpaid.

1.4.3	The Corporation shall be required to redeem all the issued and outstanding Series 3, class B shares on October 1, 2003 at a price per share equal to the greater of (i) the amount paid thereon and (ii) the Current Value, together with all dividends declared thereon and unpaid.

1.4.4	Subject to 1.4.5, the redemption price of the Series 3, Class B shares shall be satisfied in cash where the Current Value is $16 or less. Where the Current Value exceeds $16 per share, the redemption price of the Series 3, Class B shares may, at the option of the Corporation, be satisfied, in whole or in part, in cash or in Class A shares or a combination thereof on the basis, in respect of the payment by way of the issue of Class A shares, of a number of Class A shares equal to the quotient of the portion of the redemption price to be satisfied by the issue of Class A shares divided by the Market Value (as defined hereinafter).

1.4.5	If, in the case of a redemption which takes place after the first anniversary of the issue of Series 3, Class B shares in respect of which the redemption price is required, in accordance with 1.4.4, to be satisfied entirely in cash, the payment in cash of the redemption price, in whole or in part, would contravene a provision of applicable law, the Articles of the Corporation or an undertaking of the Corporation the breach of which could have a material adverse effect on the Corporation, its assets, its prospects, its business or its financial condition, the Corporation will issue, in satisfaction of said portion of the redemption price which it may not so pay in cash, a number of Class A shares equal to the quotient of such redemption price, or part thereof, divided by the Market Value.

1.4.6	The Corporation shall not issue fractional shares in satisfaction of the redemption price but in lieu thereof shall, in respect of any fractional share, pay a cash adjustment equal to the Market Value of such fractional share.

1.4.7	Before redeeming any Series 3, Class B shares, the Corporation shall mail to each person who, at the close of business on the business day preceding the date of mailing, is a registered holder of shares to be redeemed notice (the "redemption notice") of the intention of the Corporation to redeem such shares held by such registered holder. The redemption notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing on the books of the Corporation, then to the last known address of such holder, at least 30 days before the date specified for redemption. The redemption notice shall set out the redemption price, the manner in which it was calculated, the manner of payment, the date on which redemption is to take place (the "date of redemption") and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number of such shares to be so redeemed.

1.4.8	If part only of the then outstanding Series 3, Class B shares is at any time to be redeemed, the shares to be redeemed shall be redeemed pro rata disregarding fractions; if part only of the Series 3, Class B shares represented by any certificate(s) is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation; any shares so redeemed shall not be reissued and shall be canceled.

1.4.9	On and after the date of redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of shares to be redeemed the redemption price of the shares, on presentation and surrender of the certificates for the shares so called for redemption at the registered office of the Corporation or at such other place or places as may be specified in the redemption notice, and the certificates for such shares shall thereupon be canceled. From and after the date of redemption, the Series 3, Class B shares called for redemption shall be deemed to have been redeemed and the holders of Series 3, Class B shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation or to exercise any of the rights of shareholders in respect thereof, except to receive the redemption price, unless payment of the redemption price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of shares in respect of which the redemption price has not been satisfied shall remain unaffected until such payment.

1.4.10	On or before the date of redemption, the Corporation shall have the right to deposit the cash portion of the redemption price of the Series 3, Class B shares called for redemption in a special account with any chartered bank or trust company named in the redemption notice to be paid, without interest, to or to the order of the respective holders of such shares upon presentation and surrender of the certificate(s) representing the same. Any interest received or receivable on any such deposit shall belong to the Corporation.

The holders of Series 3, Class B shares called for redemption shall have the right, on the date of redemption, to receive, against presentation and surrender of the certificates representing the Series 3, Class B shares redeemed (i) out of the moneys so deposited, without interest, the cash portion of the redemption price with respect to their respective shares and (ii) certificate(s) representing Class A shares issuable in payment of the redemption price, registered in the name of the holder of the Series 3, Class B shares redeemed.

	1.4.11	The holder of Series 3, Class B shares to be redeemed and in respect of which the redemption price is satisfied, in whole or in part, in Class A shares, shall be deemed to have become a holder of Class A shares for all purposes on the date of redemption notwithstanding any delay in the delivery of the certificate(s) representing the Class A shares issuable in payment of the redemption price.

1.5	Adjustment

	1.5.1	The Reference Number shall be subject to adjustment from time to time as follows:

		1.5.1.1	If there is (i) a subdivision of Tbc.A shares into a greater number of shares, (ii) a consolidation of the outstanding Tbc.A shares into a smaller number of shares, or (iii) an issue of Tbc.A shares (or securities convertible into or exchangeable for Tbc.A shares) to all or substantially all the holders of the outstanding Tbc.A shares by way of a stock dividend or other distribution on the Tbc.A shares (other than an issue of shares to shareholders pursuant to their exercise of options to receive dividends in the form of Tbc.A shares in lieu of Dividends Paid in the Ordinary Course) (any such event being herein called a "Tbc.A Share Reorganization"), the Reference Number will be adjusted effective immediately after the effective date or record date for the happening of a Tbc.A share Reorganization, as the case may be, at which the holders of Tbc.A shares are determined for the purpose of the Tbc.A Share Reorganization by multiplying the Reference Number in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the number of Tbc.A shares outstanding immediately after giving effect to such Tbc.A Share Reorganization (including, in the case where securities convertible into or exchangeable for Tbc.A shares arc distributed, the number of Tbc.A shares that would have been outstanding had all such securities been converted into or exchanged for Tbc.A shares on such effective date or record date) and the denominator of which will be the number of Tbc.A shares outstanding on such effective date or record date before giving effect to such Tbc.A Share Reorganization.

"Dividends Paid in the Ordinary Course" means dividends paid on the Tbc.A shares in any financial year of Tembec, whether in (1) cash, or (2) shares of Tembec (3) or rights, options or warrants to purchase any shares, property or other assets of Tembec (but excluding rights, options or warrants referred to in 1.5.1.1 (iii) or 1.5.1.3), or (4) in property or other assets of Tembec in each case to the extent that the amount or value of such dividends in the aggregate does not exceed the greater of:

(i) 150% of the aggregate amount or value of dividends paid by Tembec on the Tbc.A shares in its immediately preceding financial year; or

(ii) 100% of the consolidated net income of Tembec (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with the Tbc.A shares with respect to the payment of dividends) for its immediately preceding financial year, determined in accordance with generally accepted accounting principles;

and for the purpose of the foregoing where any dividend is paid, otherwise than in cash, any securities, property or other assets so distributed by way of dividend shall be valued at the fair market value of such securities, property or other assets, as the case may be, as determined by the board of directors of Tembec, which determination shall be conclusive.

1.5.1.2	If Tembec issues rights, options or warrants to all or substantially all the holders of the outstanding Tbc.A shares entitling them, for a period expiring not more than 45 days after the record date for such issue (for the purposes of 1.5.1.2, the "Rights Period"), to subscribe for or purchase Tbc.A shares (or securities convertible into or exchangeable for Tbc.A shares) at a price per share (or at a conversion price per share or exchange price per share, as the case may be, in case of securities convertible into or exchangeable for Tbc.A shares) less than 95% of the Market Value prevailing on such record date (any such event being herein called a "Rights Offering") unless the holders of Series 3, Class B shares of Tembec are entitled to participate in such Rights Offering as though their shares had been redeemed for Tbc.A shares immediately prior to such record date, the Reference Number in effect on the record date shall be adjusted immediately after the end of the Rights Period to a number determined by multiplying the Reference Number in effect immediately prior to the end of the Rights Period by a fraction:

1.5.1.2.1	the numerator of which will be the number of Tbc.A shares outstanding (or the number of Tbc.A shares which would be outstanding if all the convertible or exchangeable securities were convened into or exchanged for Tbc.A shares during the Rights Period), after giving effect to the Rights Offering and including the number of Tbc.A shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

1.5.1.2.2	the denominator of which will be the aggregate of:

	a)	the number of Tbc.A shares outstanding as of the record date for the Rights Offering; and

	b)	a number of Tbc.A shares determined by dividing (1) the product of the number of Tbc.A shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering (or the number of Tbc.A shares for which or into which the securities so offered for purchase or subscription could have been exchanged or converted, as the case may be, during the Rights Period) and the price at which such Tbc.A shares are offered, or the conversion or exchange price of such securities convertible into or exchangeable for Tbc.A shares, as the case may be, by (2) the Market Value as of the record date for the Rights Offering.

Any Series 3, Class B shares redeemed during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the redemption price to which that holder would otherwise be entitled upon such redemption, be entitled to an additional redemption price equal to the amount by which, if any, the redemption price obtained by using the Reference Number as adjusted for such Rights Offering pursuant to this subsection exceeds the redemption price obtained by using the Reference Number in effect immediately prior to the end of the Rights Period. The additional Class A shares issued in satisfaction of such additional redemption price will be deemed to have been issued to the holder of Series 3 Class B shares redeemed immediately following the end of the Rights Period and a certificate for such additional Class A shares and the cash portion, as the case may be, of such additional redemption price will be delivered to such holder within 15 business days following the end of the Rights Period.

Once the right to convert or exchange the underlying securities in Tbc.A shares is expired, the Reference Number shall be adjusted immediately after such expiry date in accordance with the foregoing to take into account only such number of Tbc.A shares actually delivered.

1.5.1.3		If Tembec distributes to all or substantially all the holders of the outstanding Tbc.A shares, (i) securities of Tembec, including rights, options or warrants to acquire securities of Tembec or any of its property or assets and including evidences of indebtedness or (i) any property or other assets, including evidences of indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Tbc.A Share Reorganization or a Rights Offering (any such non-excludcd event being herein called a Special Distribution), unless the holders of Series 3, Class B shares of Tembec are entitled to participate in such Special Distribution as though their shares had been redeemed for Tbc.A shares immediately prior to the record date for such Special Distribution (for the purpose of 1.5.1.3, the record date), the Reference Number will be adjusted effective immediately after the record date to a number determined by multiplying the Reference Number in effect on such record date by a fraction:

	1.5.1.3.1	the numerator of which will be the product of the number of Tbc.A shares outstanding on such record date and the Market Value on such record date; and

	1.5.1.3.2	the denominator of which will be:

		a)	the product of the number of Tbc.A shares outstanding on such record date and the Market Value on such record date; less

		b)	the fair market value, as determined by the board of directors of Tembec (whose determination will be conclusive), to the holders of Tbc.A shares of such securities or property or other assets so issued or distributed in the Special Distribution.

To the extent that any Special Distribution is not so made, the Reference Number will be readjusted effective immediately to the Reference Number which would then be in effect based upon such securities or property or other assets as actually distributed.

	1.5.1.4	If the purchase price provided for in any rights, options or warrants (the "Rights Offering Price") referred to in subsections 1.5.1.2 or 1.5.1.3 is decreased, the Reference Number will forthwith be changed so as to increase the Reference Number to the Reference Number that would have been obtained if the adjustment to the Reference Number made under subsections 1.5.1.2 or 1.5.1.3, as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting increase in the Reference Number under this subsection would be greater than the increase, if any, in the Reference Number to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

	1.5.1.5	If any reclassification or other change is made in the outstanding Tbc.A shares, which reclassification or change does not constitute a Tbc.A Share Reorganization or a Capital Reorganization, the Reference Number shall be adjusted in such manner as the board of directors determines to be appropriate.

1.5.2	If and whenever there is a reclassification of the Class A shares at any time outstanding or a change of the Class A shares into other shares or into other securities or other capital reorganization of the Corporation (other than a Tbc.A Share Reorganization), or a consolidation or merger or amalgamation of the Corporation with, or into another company or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Class A shares or a change of the Class A shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another company or other entity in which the holders of Class A shares are entitled to receive shares, other securities or other property (any such event being herein called a Capital Reorganization), the holder of Series 3 Class B shares redeemed after the effective date of such Capital Reorganization and in respect of which the redemption price is not satisfied, in whole or in part, in cash shall receive and shall accept for the same aggregate consideration, in lieu of the number of Class A shares to which such holder was previously entitled upon such redemption, the aggregate number of shares or other securities or property of the Corporation or of the company continuing or resulting from such Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, he had been the registered holder of the number of Class A shares which immediately therefore the holder would have received upon redemption of Series 3 Class B shares. The Corporation will take all steps necessary to ensure that the holders of Series 3 Class B shares shall thereafter be entitled to receive a number of shares of the Corporation equal to such number of shares or other securities or property of the Corporation or of the company continuing or resulting from such Capital Reorganization. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Schedule with respect to the rights and interests thereafter of holders of Series 3 Class B shares to the end that the provisions set forth in this Schedule will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the redemption of Series 3, Class B shares.

1.5.3	In any case in which section 1.5.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, paying to the holder of any Series 3, Class B shares redeemed after such record date and before the occurrence of such event, the redemption price payable upon such redemption by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such redemption price upon the occurrence of such event and the right to receive any distributions made on Class A shares to be issued in satisfaction of such redemption or declared in favour of holders of record of such Class A shares on and after the date of redemption.

1.6	Rules regarding Calculation of Adjustment

The following rules and procedures shall be applicable to adjustments made pursuant to section 1.5.1:

	1.6.1	Any Class A shares owned by or held for the account of Tembec shall be deemed not to be outstanding.

	1.6.2	The adjustments provided for in section 1.5.1 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this section.

	1.6.3	No adjustment in the Reference Number shall be required unless such adjustment would result in a change of at least one percent in the then prevailing Reference Number; provided, however, that any adjustments which, except for this provision, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

	1.6.4	No adjustment in the Reference Number will be required upon the exercise from time to time of options under the Tembec's Stock Option Plan and the Employees Share Purchase Plan for management and/or employees of Tembec or Tembec's Long Term Incentive Plan, as they may be amended from time to time, or any other similar plan.

	1.6.5	In the absence of a resolution of the board of directors fixing a record date for a stock dividend or other distribution constituting a Tbc.A Share Reorganization or for a Rights Offering or Special Distribution, the board of directors shall be deemed to have fixed as the record date therefor the date on which such dividend is paid or such other distribution is made or such Rights Offering or Special Distribution is effected.

	1.6.6	If at any time a dispute arises with respect to adjustments provided for in section 1.5.1, such dispute will be conclusively determined by the Corporation's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the board of directors and any such determination will be binding upon the Corporation and shareholders of the Corporation; such auditors or accountants will be given access to all necessary records of the Corporation and of Tembec. If any such determination is made, the Corporation will deliver a certificate to the holders of Series 3 Class B shares concerned describing such determination.

	1.6.7	If the Corporation sets a record date to determine the holders of Class A shares for the purpose of entitling them to receive any dividend or distribution or set a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Reference Number shall be made.

1.7	Retraction

	1.7.1	Subject to the provisions of applicable law and to the Articles of the Corporation, holders of Series 3, Class B shares shall have the right to require that the Corporation redeem all or any part of their Series 3, Class B shares at a price per share determined in accordance with 1.4.1 and 1.4.2, as the case may be, (the "retraction price") in the event that there is (1) a consolidation or merger or amalgamation of Tembec with or into another company or other entity (other than a consolidation, amalgamation or merger (i) with a direct or indirect subsidiary of Tembec or (ii) which would not in connection therewith entitle the holders of Tbc.A shares to receive shares, other securities or other property) or (2) a transfer of the undertakings or assets of the Corporation as an entity or substantially as an entirety to another company or other entirety in which the holders of Tbc.A shares are entitled to receive shares, other securities or other property (the "Retraction Event").

	1.7.2	The retraction price of the Series 3, Class B shares shall be satisfied as provided in 1.4.4 and 1.4.5.

	1.7.3	At least 45 days prior to the effective date of the Retraction Event, the Corporation shall give the holders of Series 3, Class B shares a notice (the "right of retraction notice"), in the manner provided in 1.4.7, of their right to exercise their retraction privilege on the date specified (which shall be no later than 15 days prior to the effective date of the Retraction Event) (the "date of retraction").

	1.7.4	Any holder of Series 3, Class B shares wishing to exercise his retraction privilege shall, at least 15 days prior to the date of retraction, deposit the certificate or certificates representing the Series 3, Class B shares that he wishes to have redeemed, together with a notice specifying the number of shares to be redeemed, with the Secretary of the Company; such deposit shall then be irrevocable, except to the extent that the Corporation omits to redeem the shares so deposited. If part only of the Series 3, Class B shares represented by any certificate(s) is redeemed, a new certificate shall be issued at the expense of the Corporation; any shares so redeemed shall not be reissued and shall be canceled.

	1.7.5	1.4.8 to 1.4.11, inclusively shall apply mutatis mutandis when Series 3, Class B shares are redeemed pursuant to this 1.7.

2.	Liquidation

2.1	In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs (hereinafter collectively called "liquidation and distribution"), the holders of the Series 3, Class B shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any shares of any other class, an amount-equal to the redemption price per share which would have been paid if such shares had been redeemed on the effective date of the liquidation distribution, together with all dividends declared thereon and unpaid and no more.

3	Articles of Amendment

3.1	The Corporation may, from time to time, pass a by-law authorizing Articles of Amendment to alter or modify the terms attaching to the Series 3, Class B shares; but no Articles of Amendment for such purpose shall be binding until such by-law has been approved, in addition to the approval by holders of other classes of shares required by the provisions of the Act, by at least two-thirds of the votes cast at a special general meeting of holders of the then outstanding Series 3, Class B shares duly called for considering the said by-law.

4	Definitions

4.1	For the purposes of this Schedule:

	4.1.1	Market Value shall mean the weighted average price per share of the Tbc.A shares for the 20 consecutive trading days ending on the fifth trading day before the applicable date (which shall be the date of sending of the redemption notice or the right of retraction notice, as the case may be, unless the context suggests otherwise) on The Montreal Exchange and The Toronto Stock Exchange.

	4.1.2	Current Value shall mean the product of (i) Market Value and (ii) the Reference Number.

	4.1.3	Reference Number shall mean one, subject to the adjustments provided in 1.5.1.

	4.1.4	Business day shall mean any day excluding Saturday, Sunday and any other day which in Montreal or in Toronto is a legal holiday.

	4.1.5	Redemption notice shall have the meaning ascribed thereto in 1.4.7.

4.1.6	Date of redemption shall have the meaning ascribed thereto in 1.4.7.

4.1.7	Right of retraction notice shall have the meaning ascribed thereto in 1.7.3.

Series 4, Class B shares

1.	The 9,103,710 Class B Series 4 Shares of the Corporation, all without par value, shall carry, in addition to the rights, privileges, restrictions and conditions attached to the Class B Shares as a class, the following rights, privileges, restrictions and conditions:

	1.1	Issue Price

The issue price of a Class B Series 4 Share shall be $1 per share.

	1.2	Voting Right

Subject to the provisions of the Canada Business Corporations Act, the Class B Series 4 Shares shall not confer on their holders the right to receive notice of, attend, or vote at the meetings of the shareholders of the Corporation.

	1.3	Dividends

		1.3.1	The registered shareholders of this series shall be entitled to receive, to the extent that such dividend is declared by the directors, a fixed, preferred, non-cumulative monthly dividend of $0.005 per share and nothing more.

This dividend shall not be cumulative, such that for a given month, the directors, at their entire discretion, may refrain from declaring it or only declare part of it, in which case the right of the holders of Class B Series 4 Shares to a dividend for that month or the part of such dividends not declared for that month shall be permanently extinguished, No interest shall be payable on declared and unpaid dividends.

		1.3.2	Each dividend on the Class B Series 4 Shares shall be paid to the registered holder appearing on the Corporation's books at the close of business on the date (which shall fall within the 10 days prior to the date established for the payment of such dividend) that the Board of Directors may determine from time to time.

	1.3.3	Cheques of the Corporation payable at par at any branch of the Corporation's bankers in Canada shall be drawn in respect of these dividends (after deducting any tax that must be deducted) and the mailing of such a cheque to a holder shall constitute payment of the dividend it represents unless the cheque is dishonoured on presentation.

1.4	Redemption

	1.4.1	Subject to the provisions of the Canada Business Corporations Act, the Corporation shall be entitled, at its option, upon a resolution of the Board of Directors, to redeem unilaterally, at any time, all or, on occasion, part of the Class B Series 4 Shares then outstanding by giving notice and upon payment of the redemption price hereinafter described, the whole in accordance with the following terms and conditions:

		1.4.1.1	the Corporation shall deliver to any person who, on the date the notice defined below is sent, is a holder of Class B Series 4 Shares, a written notice of redemption or shall mail such notice to the holder's last address according to the Corporation's books or, in the event that the holder's address does not appear therein, to the holder's last known address; this notice shall inform its recipient of the redemption, the payment method and the number of shares to be redeemed and specify the redemption date;

		1.4.1.2	the Corporation shall pay the holders of Class B Series 4 Shares in respect of each such Share redeemed, a sum of $1 (the "Redemption Value") plus the amount of any declared and unpaid dividend thereon at the time of redemption, it being expressly agreed that this Redemption Value shall be payable, at the Corporation's option, in accordance with the provisions of subparagraph 1.4.1.3;

		1.4.1.3	the Redemption Value shall be payable, at the Corporation's option, in whole or in part, in cash or by issuing Class A Shares of the Corporation or a combination of the two on the basis, with respect to payment in the form of Class A Shares of the Corporation, equal to the quotient of (i) the portion of the Redemption Value that will be paid by issuing Class A Shares of the Corporation and (ii) the market value of a Class A Share of the Corporation, it being understood that the market value shall be deemed to represent the weighted average trading price of the Tembec Inc. Class A Shares on the Toronto Stock Exchange during the 20 consecutive trading days ending on the 5th trading day immediately preceding the date the notice of redemption is sent;

1.4.1.4	from the redemption date, the Corporation shall pay or ensure payment to the registered holders of the shares to be redeemed, or to their order, the redemption price of the shares, upon presentation and delivery of share certificates thus called for redemption at the Corporation's head office or at any other place that may be indicated in the notice of redemption, and the share certificates shall then be cancelled. From the redemption date, the Class B Series 4 Shares called for redemption shall be deemed to have been redeemed and the holders of Class B Series 4 Shares called for redemption shall cease to be entitled to the dividends or to any interest in the Corporation's assets and may no longer exercise any of the shareholders' rights in their regard, with the exception of the right to receive the redemption price, unless the redemption price is not paid by the Corporation in accordance with the foregoing provisions, in which case the rights of the shareholders in respect of which the redemption price has not been paid shall remain unchanged until this payment;

1.4.1.5	the holder of the Class B Series 4 Shares to be redeemed and in respect of which the redemption price is paid, in whole or in part, in Class A Shares, shall be deemed to have become a holder of Class A Shares for all intents and purposes on the redemption date, regardless of any delay in the delivery of the certificate or certificates attesting to the Class A Shares issued for payment of the redemption price; and

1.4.1.6	in the case of partial redemption, the shares to be redeemed shall be chosen according to the method prescribed by resolution of the Board of Directors, either in proportion to the number of Class B Series 4 Shares held by each holder respectively, without considering fractions, or in any other manner with the unanimous consent of the Class B Series 4 Shareholders. If only a part of the Class B Series 4 Shares attested by any certificate is redeemed, a new certificate for the remaining shares shall be issued at the Corporation's expense, and the Shares thus redeemed shall not be reissued and shall be cancelled.

1.4.2	Subject to the provisions of the Canada Business Corporations Act and to the extent that it does not cause a default of the Corporation under the terms of the contracts and financial instruments binding the Corporation, any registered holder of Class B Series 4 Shares may require, at his option, at any time from September 30, 2009, that the Corporation redeem all or, on occasion, part of the Class B Series 4 Shares that he holds in the capital stock of the Corporation, the whole in accordance with the following terms and conditions:

	1.4.2.1	any such holder shall deliver a written notice to the Secretary of the Corporation, indicating the number of Class B Series 4 Shares to be redeemed and the details of any certificate attesting them;

	1.4.2.2	subject to the financial tests prescribed in the Canada Business Corporations Act and to the extent that it does not cause a default of the Corporation under the terms of the contracts and financial instruments binding the Corporation, within 30 days of receipt of such redemption request and certificates, the Corporation shall pay to any such holder the Redemption Value plus the amount of any declared and unpaid dividend thereon at the time of redemption, it being expressly agreed that this Redemption Value shall be payable, at the Corporation's option, in cash or in Class A Shares of the Corporation in accordance with the provisions of subparagraph 1.4.1.3 or a combination of the two. However, if due to non-compliance with these financial tests or because such redemption would cause a default under the terms of the contracts and financial instruments binding the Corporation, the latter cannot pay all or part of the purchase price in cash, the redemption price or such part of the redemption price shall be payable in Class A Shares of the Corporation;

	1.4.2.3	from the date of payment of all or the first part of the redemption price, the Class B Series 4 Shares thus redeemed, at their holder's option, shall be cancelled irrevocably and any such holder shall then cease to benefit from the rights inherent thereto.

1.4.3	In the event of the liquidation of the Corporation, the holders of Class B Series 4 Shares shall be entitled to an interest limited to the Redemption Value of such shares plus the amount of any declared and unpaid dividend thereon, this interest having prior claim over any interest of any holder of any other class of shares.

1.4.4	The Corporation may, from time to time, adopt a special resolution authorizing articles of amendment amending the conditions of the Class B Series 4 Shares, but no request to obtain articles of amendment for this purpose shall be deposited as long as this special resolution has not been approved, in addition to the approval by the holders of any other class of shares required by the provisions of the Canada Business Corporations Act, by at least two thirds of the votes cast at a Special General Meeting of the holders of Class B Series 4 Shares then outstanding, duly convened to study this special resolution.

Class C Shares

1.	The Class C shares shall have the following rights, privileges, restrictions and conditions:

1.1	Voting right

The holders of Class C shares shall have the right to receive notice of and to attend all meetings of the shareholders of the Corporation; however, they shall not have any right to vote at such meetings.

1.2	Dividend

Subject to the rights and privileges attached to Class B shares, Class D shares and Class E shares, and pari passu with Class A shares, the holders of Class C shares shall have the right to receive any dividend declared by the Corporation.

1.3	Increment

For the purpose of the present Schedule, the term INCREMENT applicable to each Class C share shall mean:

The excess, if any, between the book value of Class A shares excluding extraordinary items, at the end of the financial year immediately preceding either the date of redemption, the date of retraction or the date of reimbursement, as the case may be, such dates as they are hereinafter defined, and the book value of Class A shares, excluding extraordinary items at the end of the financial year immediately preceding either the date of issue of the Class C shares, such date to appear on the share certificate, or the date of transfer of the Class C shares in the event of a transfer of shares duly authorized (hereinafter called the "DATE OF TRANSFER"), taking into account the most recent date, divided by the number of Class A shares and Class C shares issued and outstanding on the date of redemption, the date of retraction or the date of reimbursement, as the case may be.

For the purpose of determining the book value of Class A shares, Class B shares and Class C shares shall be deemed to have a value equal to the value of the capital paid thereon. In the event that Class B shares shall have been redeemed by the Corporation, the difference between the capital originally paid on the redeemed Class B shares and the redemption price mentioned in Schedule l-B hereof shall be deducted from the book value of the Class A shares.

Such book value at the termination of each of the respective financial years shall be determined by the auditors of the Corporation from the audited financial statements of the Corporation, duly approved by the shareholders and prepared in accordance with generally accepted accounting principles. This determination shall be made within thirty (30) days following the approval by the shareholders of the audited financial statements of the Corporation, shall be final and shall not be subject to appeal.

The INCREMENT shall be adjusted with respect to dividends as follows:

	a)	there shall be added all dividends declared at the end, or prior to the end, of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and unpaid at said date;

	b)	there shall be deducted all dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and paid on or prior to such date;

	c)	rights to dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be and unpaid at such date, shall be automatically waived by the holder of the Class C shares.

For the purpose of the present Schedule:

	i)	"DATE OF REDEMPTION" means the date on which the Corporation sends a notice for the redemption of Class C shares;

	ii)	DATE OF RETRACTION means the date on which the notice of retraction as hereinafter defined, accompanied with the share certificates representing the Class C shares to be retracted, is received by the Corporation;

	iii)	DATE OF REIMBURSEMENT means the date on which the share certificates representing the Class C shares to be reimbursed are received by the Corporation.

1.4	Reimbursement

In the event of liquidation, dissolution, winding-up of the Corporation or other distribution of its assets excluding any payment of dividends, upon receipt by the Corporation of the certificates for the shares to be reimbursed, the holders of Class C shares shall be entitled, before any distribution is made to the holders of Class A shares but after distribution to the holders of Class B shares, Class D shares and Class E shares, to receive payment for each Class C share to be reimbursed, of an amount equal to the total of:

	a)	the amount paid thereon;

	b)	and the INCREMENT on such share, as determined in accordance with the present Schedule.

(hereinafter called the "REIMBURSEMENT PRICE")

The holders of Class C shares shall not be entitled to any further participation in the assets of the Corporation.

1.5	Redemption of shares

Upon termination of employment with the Corporation, of a holder of Class C shares, the Corporation may, at its discretion, upon sending a notice to that effect, redeem from said holder all and not less than all his Class C shares on payment of an amount equal to the applicable redemption price as hereinafter defined. This notice shall be sent by mail to the last known address of the holder of Class C shares. Said notice shall indicate to the person to whom it is addressed: the number of Class C shares he holds that will be redeemed, the REDEMPTION PRICE and the place where the holders can deliver the certificates representing the Class C shares to be redeemed, in order to receive the REDEMPTION PRICE.

If at the DATE OF REDEMPTION a holder of Class C shares has been in the employ of the Corporation during a continuous period of at least three (3) years since either the date of issue of the Class C shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class C shares is because of his death, such holder or his estate, as the case may be, shall receive, subject to the above mentioned terms and conditions, payment for each Class C share to be redeemed, of an amount equal to the total of:

	a)	the amount paid thereon;

	b)	and the INCREMENT on such share, as determined in accordance with the present Schedule.

(hereinafter called the "REDEMPTION PRICE")

Such payment to be made within thirty (30) days after the determination of the above-mentioned PLUS VALUE for Class C shares to be redeemed.

If at the DATE OF REDEMPTION a holder has not been in the employ of the Corporation during a continuous period of at least three (3) years since either the date of issue of the Class C shares held by him or the DATE OF TRANSFER of the Class C shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class C shares is not because of his death, such holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class C share to be redeemed, of an amount equal to the total of:

	a)	the amount paid thereon;

	b)	and all dividends declared on the DATE OF REDEMPTION or before the DATE OF REDEMPTION on said Class C share and unpaid at the DATE OF REDEMPTION, the holder of the redeemed Class C share hereby waiving his right to subsequently receive payment of said dividend on the Class C shares redeemed by the Corporation.

(hereinafter called the "REDEMPTION PRICE")

Such payment to be made within thirty (30) days of the receipt by the Corporation of the share certificates representing the Class C shares to be redeemed.

In the event that the holders of Class C shares called for redemption do not submit for payment the share certificates representing such shares within thirty (30) days following the DATE OF REDEMPTION, the Corporation may deposit the REDEMPTION PRICE of such shares in trust with a recognized trust company, for payment to each holder of said shares upon delivery of their share certificates. Upon said deposit, the shares shall be deemed to be redeemed.

1.6	Retraction of shares

A holder of Class C shares shall have the right, upon sending a notice to that effect to the Corporation (hereinafter referred to as the "RETRACTION NOTICE"), accompanied by the share certificates representing the Class C shares to be retracted, to require the Corporation to retract all and not less than all of his Class C shares on payment of an amount equal to the applicable retraction price as hereinafter defined.

The RETRACTION NOTICE may be given to the Corporation by the holders of Class C shares at any time.

Payment for the Class C shares to be retracted shall be made on March 31st of each year, such date hereinafter referred to as the DATE OF PAYMENT, the first DATE OF PAYMENT being March 31st 1984.

Only the Class C shares for which the Corporation will have received a RETRACTION NOTICE at least thirty (30) days before the DATE OF PAYMENT shall be paid on the DATE OF PAYMENT. The Corporation shall not take into account the RETRACTION NOTICES received less than thirty (30) days before the DATE OF PAYMENT and shall return, at its cost, such notices and accompanying share certificates to their respective holders at their last known address within ten (10) days of the DATE OF PAYMENT.

For the purposes of the present provisions concerning the retraction privilege, the work YEAR shall mean the period extending from March 1st to the last day of February of the following calendar year.

The Corporation's obligation to retract Class C shares shall be limited to fifty Thousand (50,000) Class C shares per YEAR.

Should the Corporation receive during a YEAR RETRACTION NOTICES for more than fifty thousand (50,000) Class C shares, the Corporation will have the option to either retract the full number of Class C shares for which it has received RETRACTION NOTICES or to retract on a pro rata basis, disregarding fractions, the fifty thousand (50,000) Class C shares it is permitted to retract each YEAR.

Should the Corporation decide to exercise its option to retract the Class C shares on a pro rata basis, and only part of the Class C shares represented by any certificate is to be retracted, a new share certificate representing the remaining Class C shares not retracted by the Corporation shall be issued and returned to their respective holders to their last known address within thirty (30) days of the DATE OF PAYMENT.

Should the Corporation decide to exercise such option to retract the Class C shares on a pro rata basis, holders whose Class C shares were only partially retracted by the Corporation, will, upon sending a new RETRACTION NOTICE, have priority rights to require the Corporation to retract in full on subsequent DATE(S) OF PAYMENT the remaining Class C shares for which certificates have been returned by the Corporation, the whole subject to the above-mentioned limit of fifty thousand (50,000) Class C shares per YEAR.

Upon full retraction of the Class C shares having benefited from priority rights, the Corporation may proceed to retract in the above-described manner the Class C shares to be retracted during the current YEAR, the whole subject to the above mentioned limit of fifty thousand (50,000) Class C shares per YEAR, including such Class C shares having benefited from priority rights.

If on the DATE OF RETRACTION a holder of Class C shares has been in the employ of the Corporation during a continuous period of at least three (3) years since cither the date of issue of the Class C shares held by him or the DATE OF TRANSFER of the Class C shares held by him, taking into account the most recent date, or if there is termination of employment because of his death, the holder or his estate, as the case may be, shall receive, subject to the above-mentioned terms and conditions, payment, for each Class C share to be retracted, of an amount equal to the total of:

	a)	the amount paid thereon;

	b)	and the INCREMENT on said share, as determined in accordance with the present Schedule.

(hereinafter called the "RETRACTION PRICE")

If on the DATE OF RETRACTION a holder of Class C shares has not been in the employ of the Corporation during a continuous period of at least three (3) years since either the date of issue of the Class C shares held by him or the DATE OF TRANSFER of the Class C shares held by him, taking into account the most recent date, of if there is no termination of employment because of his death, the holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class C share to be retracted, of an amount equal to the total of:

	a)	the amount paid thereon;

	b)	and all dividends declared on said share on the DATE OF RETRACTION or before the DATE OF RETRACTION and unpaid at the DATE OF RETRACTION, the holder of the retracted Class C shares waiving his right to subsequently receive payment of said dividend on the Class C shares retracted by the Corporation.

(hereinafter called the "RETRACTION PRICE")

Any retraction of Class C shares shall also be subject to the provisions of the Companies Act concerning the retraction by a company of shares of its capital stock.

1.7	Termination of rights of the holders of the shares

From and after the DATE OF REDEMPTION, the DATE OF RETRACTION or the DATE OF REIMBURSEMENT, as the case may be, the holders of Class C shares shall cease to be entitled to dividends, except such amounts mentioned under sub-paragraph (a) of the paragraph entitled INCREMENT, and the holders shall not be entitled to exercise any rights in respect of the Class C shares except that of receiving the REDEMPTION PRICE, the RETRACTION PRICE or the REIMBURSEMENT PRICE. However, in the case of a pro rata retraction, the rights and privileges of the holders of Class C shares not retracted by the Corporation shall revive retroactively, if and when possible, to the DATE OF RETRACTION, but for the Class C shares not retracted only.

1.8	Deemed redemption, retraction and reimbursement

Upon payment by the Corporation of the REDEMPTION PRICE, the RETRACTION PRICE or the REIMBURSEMENT PRICE, as the case may be, the Class C shares shall be deemed redeemed, retracted or reimbursed, as the case may be.

1.9	Veto rights

The Corporation may, without the consent of the holders of Class C shares, create shares ranking pari passu or in priority with the Class C shares; nevertheless, the Corporation shall not modify any of the above provisions relating to the Class C shares, unless such modification shall have been approved by the vote of at least two thirds (2/3) in value of the Class C shares represented by their holders at a special general meeting called for considering the same, in addition to such other formalities as may be required by the laws governing the Corporation.

Class D Shares

1.	The Class D shares shall have the following rights, privileges, restrictions and conditions:

1.1	Voting rights

Other than the cases provided for by the Act, the holders of Class D shares shall not have any right to be notified of, attend or vote at shareholders meeting.

1.2	Dividends

	1.2.1	The holders of record of Class D shares shall be entitled to receive, when and as declared by the board of directors, preferentially to holders of Class A shares, Class C shares and Class E shares and holders of any other class of shares ranking after the Class D shares but after the Class B shares, fixed, non-cumulative, annual dividend at the rate of 6% of the redemption price and no more. If said dividends or any part thereof are not declared in any year, than the rights of the holders thereof to such dividends or part of dividends not declared shall be forever extinguished.

	1.2.2	Each dividend on the Class D shares shall be paid to the registered holders appearing on the books of the Corporation at the close of business on such day (which shall not be more than 10 days preceding the day fixed for payment of such dividend) as may be determined from time to time by the board of directors.

	1.2.3	Cheques of the Corporation payable at par at any branch of the Corporation's bankers in Canada shall be issued in respect of such dividends (less any taxes required to be deducted) and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby unless the cheque be not paid on presentation thereof.

1.3	Redemption

	1.3.1	The Corporation may redeem in the manner hereinafter provided, at any time and from time to time, all or part of the outstanding Class D shares on payment to the holders thereof, for each such share to be redeemed, of a sum equal to:

		1.3.1.1	the amount added to the stated capital account upon issue of such share;

		1.3.1.2	any declared, but unpaid dividends, if any

and as the case may be

		1.3.1.3	a premium equal to the excess of

		1.3.1.3.1	the fair market value of the consideration received by the Corporation upon issue of such share, reduced, by the value of any property, if any, delivered by the Corporation in payment of the consideration received upon issue of such share; and

		1.3.1.3.2	the amount referred to in paragraph 1.3.1.1 above.

	1.3.2	However, the Department of National Revenue or any other competent tax authority (the "tax authority") may issue or propose to issue an assessment or new assessment (the "assessment") under any income tax act or any other tax (rights, dues, levies, duties, etc.) statute on the basis that the fair market value of the consideration received by the Corporation upon issue of a Class D share is different from the value attributed to this consideration by the board of directors of the Corporation. In such event, if said assessment becomes final,

		1.3.2.1	because it was not appealed from;

	1.3.2.2	because a final judgment of a court of competent jurisdiction has been rendered; or

	1.3.2.3	because an out-of-Court settlement has been agreed to by the Corporation, the holders of the Class D shares and the tax authority;

the consideration for which such Class D share has been issued shall be increased or decreased accordingly. In case of a difference between the federal assessment and a provincial assessment, the adjustment shall be based on the lower of the two amounts. If at the time of adjustment, one or more Class D shares have already been redeemed or purchased by the Corporation and the adjustment is upward, the Corporation shall have to make up for the difference. If the adjustment is downward, the holders of the purchased or redeemed shares shall reimburse the Corporation for the excess amount received. Similarly, if dividends have already been declared by the Corporation at the time of the adjustment, such dividends shall be adjusted in the same manner.

1.3.3	Before redeeming any Class D shares, the Corporation shall mail to each person who, at the close of business on the business day preceding the date of mailing, is a registered holder of shares to be redeemed notice (the "redemption notice") of the intention of the Corporation to redeem such shares held by such registered holder. The redemption notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing on the books of the Corporation, then to the last known address of such holder, at least 30 days before the date specified for redemption. The redemption notice shall set out the redemption price and the date on which redemption is to take place (the "date of redemption") and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number of such shares to be so redeemed.

1.3.4	If part only of the then outstanding Class D shares is at any time to be redeemed, the shares to be redeemed shall be redeemed pro rata disregarding fractions; if part only of the Class D shares represented by any ccrtificate(s) is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation; any shares so redeemed shall not be reissued and shall be canceled.

1.3.5	On and after the date of redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of shares to be redeemed, the redemption price of the shares, on presentation and surrender of the certificates for the shares so called for redemption at the registered office of the Corporation or at such other place or places as may be specified in the redemption notice, and the certificates for such shares shall thereupon be canceled. From and after the date of redemption, the Class D shares called for redemption shall be deemed to have been redeemed and the holders of Class D shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation or to exercise any of the rights of shareholders in respect thereof, except to receive the redemption price, unless payment of the redemption price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of shares in respect of which the redemption price has not been satisfied shall remain unaffected until such payment.

	1.3.6	On or before the date of redemption, the Corporation shall have the right to deposit the cash portion of the redemption price of che Class D shares called for redemption in a special account with any chartered bank or trust company named in the redemption notice to be paid, without interest, to or to the order of the respective holders of such shares upon presentation and surrender of the certificate(s) representing the same. Any interest received or receivable on any such deposit shall belong to the Corporation.

	1.3.7	The holders of Class D shares called for redemption shall have the right, on the date of redemption, to receive, against presentation and surrender of the certificates representing the Class D shares redeemed out of the moneys so deposited, without interest, the cash portion of the redemption price with respect to their respective shares.

1.4	Retraction

	1.4.1	Subject to the provisions of applicable laws, holders a Class D shares shall have the right to require that the Corporation redeem all or any part of their Class D shares at a price per share equal to the redemption price.

	1.4.2	Any holders of Class D shares wishing to exercise his retraction privilege shall, at least 15 days prior to the date of retraction, deposit a certificate or certificates representing the Class D shares that he wish to have redeemed, together with a notice specifying the number of shares to be redeemed, with the Secretary of the Corporation; such deposit shall than be irrevocable, except to the extent that the Corporation omits to redeem the shares so deposited. If part only of the Class D shares represented by any certificates is redeemed, a new certificate shall be issued at the expense of the Corporation; any shares so redeemed shall not be reissued and shall be cancelled.

	1.4.3	1.3.5 to 1.3.7 inclusive shall apply mutatis mutantis when Class D shares are redeemed pursuant to this section 1.4.

2.	Liquidation

2.1	In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs (hereinafter collectively called "liquidation and distribution"), the holders of the Class D shares shall be entitled to receive, after distribution to holders of Class B shares of amounts payable in such events but before any distribution of any part of the assets of the Corporation among the holders of any shares of any other class, an amount equal to the redemption price per share which would have been paid if such shares had been redeemed on the effective date of the liquidation distribution, together with all dividends declared thereon and unpaid and no more.

3.	Articles of Amendment

3.1	The Corporation may, from time to time, pass a by-law authorizing Articles of Amendment to alter or modify the terms attaching to the Class D shares; but no Articles of Amendment for such purpose shall be binding until such by-law has been approved, in addition to the approval by holders of other classes of shares required by the provisions of the Act, by at least two-thirds of the votes cast at a special general meeting of holders of the then outstanding Class D shares duly called for considering the said by-law.

Class E Shares

1.	The Class E shares shall have the following rights, privileges, restrictions and conditions:

1.1	Voting rights

Other than the cases provided for by the Act, the holders of Class E shares shall not have any right to be notified of, attend or vote at shareholders meeting.

1.2	Dividends

	1.2.1	The holders of record of Class E shares shall be entitled to receive, when and as declared by the board of directors, preferentially to holders of Class A shares and Class C shares and holders of any other class of shares ranking after the Class E shares, but after the Class B shares and the Class D shares, fixed, non-cumulative, annual dividend at the rate of 6% of the redemption price and no more. If said dividends or any part thereof are not declared in any year, than the rights of the holders thereof to such dividends or part of dividends not declared shall be forever extinguished.

	1.2.2	Each dividend on the Class E shares shall be paid to the registered holders appearing on the books of the Corporation at the close of business on such day (which shall not be more than 10 days preceding the day fixed for payment of such dividend) as may be determined from time to time by the board of directors.

	1.2.3	Cheques of the Corporation payable at par at any branch of the Corporation's bankers in Canada shall be issued in respect of such dividends (less any taxes required to be deducted) and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby unless the cheque be not paid on presentation thereof.

1.3	Redemption

	1.3.1	The Corporation may redeem in the manner hereinafter provided, at any time and from time to time, all or part of the outstanding Class E shares on payment to the holders thereof, for each such share to be redeemed, of a sum equal to:

		1.3.1.1	the amount added to the stated capital account upon issue of such share;

		1.3.1.2	any declared, but unpaid dividends, if any and as the case may be

		1.3.1.3	a premium equal to the excess of

		1.3.1.3.1	the fair market value of the consideration received by the Corporation upon issue of such share, reduced, by the value of any property, if any, delivered by the Corporation in payment of the consideration received upon issue of such share; and

		1.3.1.3.2	the amount referred to in paragraph 1.3.1.1 above.

	1.3.2	However, the Department of National Revenue or any other competent tax authority (the "tax authority") may issue or propose to issue an assessment or new assessment (the "assessment") under any income tax act or any other tax (rights, dues, levies, duties, etc.) statute on the basis that the fair market value of the consideration received by the Corporation upon issue of a Class E share is different from the value attributed to this consideration by the board of directors of the Corporation. In such event, if said assessment becomes final,

	1.3.2.1	because it was not appealed from;

	1.3.2.2	because a final judgment of a court of competent jurisdiction has been rendered; or

	1.3.2.3	because an out-of-Court settlement has been agreed to by the Corporation, the holders of the Class E shares and the tax authority;

the consideration for which such Class E share has been issued shall be increased or decreased accordingly. In case of a difference between the federal assessment and a provincial assessment, the adjustment shall be based on the lower of the two amounts. If at the time of adjustment, one or more Class E shares have already been redeemed or purchased by the Corporation and the adjustment is upward, the Corporation shall have to make up for the difference. If the adjustment is downward, the holders of the purchased or redeemed shares shall reimburse the Corporation for the excess amount received. Similarly, if dividends have already been declared by the Corporation at the time of the adjustment, such dividends shall be adjusted in the same manner.

1.3.3	Before redeeming any Class E shares, the Corporation shall mail to each person who, at the close of business on the business day preceding the date of mailing, is a registered holder of shares to be redeemed notice (the "redemption notice") of the intention of the Corporation to redeem such shares held by such registered holder. The redemption notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing on the books of the Corporation, then to the last known address of such holder, at least 30 days before the date specified for redemption. The redemption notice shall set out the redemption price and the date on which redemption is to take place (the "date of redemption") and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number of such shares to be so redeemed.

1.3.4	If part only of the then outstanding Class E shares is at any time to be redeemed, the shares to be redeemed shall be redeemed pro rata disregarding fractions; if part only of the Class E shares represented by any certificate(s) is redeemed, a new certificate for the balance shall be issued at the expense of the Corporation; any shares so redeemed shall not be reissued and shall be canceled.

1.3.5	On and after the date of redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of shares to be redeemed, the redemption price of the shares, on presentation and surrender of the certificates for the shares so called for redemption at the registered office of the Corporation or at such other place or places as may be specified in the redemption notice, and the certificates for such shares shall thereupon be canceled. From and after the date of redemption, the Class E shares called for redemption shall be deemed to have been redeemed and the holders of Class E shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation or to exercise any of the rights of shareholders in respect thereof, except to receive the redemption price, unless payment of the redemption price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of shares in respect of which the redemption price has not been satisfied shall remain unaffected until such payment.

	1.3.6	On or before the date of redemption, the Corporation shall have the right to deposit the cash portion of the redemption price of the Class E shares called for redemption in a special account with any chartered bank or trust company named in the redemption notice to be paid, without interest, to or to the order of the respective holders of such shares upon presentation and surrender of the certificate(s) representing the same. Any interest received or receivable on any such deposit shall belong to the Corporation.

	1.3.7	The holders of Class E shares called for redemption shall have the right, on the date of redemption, to receive, against presentation and surrender of the certificates representing the Class E shares redeemed out of the moneys so deposited, without interest, the cash portion of the redemption price with respect to their respective shares.

1.4	Retraction

	1.4.1	Subject to the provisions of applicable laws, holders a Class E shares shall have the right to require that the Corporation redeem all or any part of their Class E shares at a price per share equal to the redemption price.

	1.4.2	Any holders of Class E shares wishing to exercise his retraction privilege shall, at least 15 days prior to the date of retraction, deposit a certificate or certificates representing the Class E shares that he wish to have redeemed, together with a notice specifying the number of shares to be redeemed, with the Secretary of the Corporation; such deposit shall than be irrevocable, except to the extent that the Corporation omits to redeem the shares so deposited. If part only of the Class E shares represented by any certificates is redeemed, a new certificate shall be issued at the expense of the Corporation; any shares so redeemed shall not be reissued and shall be cancelled.

	1.4.3	1.3.5 to 1.3.7 inclusive shall apply mutatis mutantis when Class E shares are redeemed pursuant to this section 1.4.

2.	Liquidation

2.1	In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs (hereinafter collectively called "liquidation and distribution"), the holders of the Class E shares shall be entitled to receive, after distribution to holders of Class B shares and Class D shares of amounts payable in such events but before any distribution of any part of the assets of the Corporation among the holders of any shares of any other class, an amount equal to the redemption price per share which would have been paid if such shares had been redeemed on the effective date of the liquidation distribution, together with all dividends declared thereon and unpaid and no more.

3.	Articles of Amendment

3.1	The Corporation may, from time to time, pass a by-law authorizing Articles of Amendment to alter or modify the terms attaching to the Class E shares; but no Articles of Amendment for such purpose shall be binding until such by-law has been approved, in addition to the approval by holders of other classes of shares required by the provisions of the Act, by at least two-thirds of the votes cast at a special general meeting of holders of the then outstanding Class E shares duly called for considering the said by-law.

APPENDIX II

No shares of the capital stock of the Corporation shall be transferred without the consent of the directors of the Corporation, evidenced by a resolution passed by them and recorded in the books of the Corporation.

APPENDIX III

1.	The holders of shares of a class or of a series shall not be entitled to vote separately as a class or series under section 176 of the Canada Business Corporations Act (but shall be entitled to vote with the holders of all other voting shares) upon a proposal to amend the articles to:

	i)	increase or decrease any maximum number of authorized shares of such class or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class;

	ii)	effect an exchange, reclassification or cancellation of all or part of the shares of such class; or

	iii)	create a new class of shares equal or superior to the shares of such class.

2.	The number of shareholders of the Corporation shall be limited to 50, not including persons who are in the employment of the Corporation or of a subsidiary and persons who, having been formerly in the employment of the Corporation or of a subsidiary, were, while in that employment, and have continued after the termination of that employment to be shareholders of the Corporation, two or more persons holding one or more shares jointly being counted as a single shareholder.

3.	Any invitation to the public to subscribe for any securities of the Corporation is prohibited.

CANADA BUSINESS CORPORATIONS ACT
AND
IN THE MATTER OF
ARTICLES OF AMALGAMATION FILED PURSUANT TO SECTION 184 (1)
UNDER THE NAME
TEMBEC INDUSTRIES INC.

STATUTORY DECLARATION

I, Michel Dumas, of City of Temiscaming, in the Province of Québec DO SOLEMNY DECLARE:

1.	I am a director of 4189931 Canada Inc., an amalgamating corporation, and I have personal knowledge of the matters herein declared.

2.	I have satisfied myself that there are reasonable grounds for believing that:

	i)	Each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

	ii)	The realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

	iii)	There are reasonable grounds for believing that no creditor will be prejudiced by the amalgamation.

AND I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the Canada Evidence Act.

Michel Dumas
DECLARED before me at the City of Temiscaming in the province of Québec, this 15th day of October 2004

CANADA BUSINESS CORPORATIONS ACT
AND
IN THE MATTER OF
ARTICLES OF AMALGAMATION FILED PURSUANT TO SECTION 184 (1)
UNDER THE NAME
TEMBEC INDUSTRIES INC.

STATUTORY DECLARATION

I, Frank A. Dottori, of City of Temiscaming, in the Province of Québec DO SOLEMNY DECLARE:

1.	I am a director of TEMBEC INDUSTRIES INC., an amalgamating corporation, and I have personal knowledge of the matters herein declared.

2.	I have satisfied myself that there are reasonable grounds for believing that:

	i)	Each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

	ii)	The realizable value of the amalgamated corporation's assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

	iii)	There are reasonable grounds for believing that no creditor will be prejudiced by the amalgamation.

AND I make this solemn declaration conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath and by virtue of the Canada Evidence Act.

DECLARED before me at the City of Temiscaming in the province of Québec, this 15th day of October 2004